WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

NOTE: THIS IS A DRAFT RESPONSE SUBJECT TO DISCUSSION WITH ACCOUNTING REVIEWER

November __, 2006

VIA EDGAR ELECTRONIC TRANSMISSION:

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	New Generation Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement
On Schedule 14A
File No. 0-24623

Annual Report on Form 10-KSB/A
for the fiscal year ended December 31, 2005, as amended

Quarterly Report on Form 10-QSB
for the periods ended March 31, 2006 and June 30, 2006, as amended

Response Letter Dated October 18, 2006
File No. 0-24623

Plastinum Corp.
Amendment No. 1 to Registration Statement on Form 10-SB
Response Letter Dated October 18, 2006
File No. 0-52128

Ladies and Gentlemen:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), we are pleased to respond to the Comment Letter of the Staff dated November 3, 2006. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Comment 1

As of December 31, 2005, no Certificate of Designations was filed in the State of Delaware for any Preferred Stock of NGH. Under the terms of the December 7, 2005 Debt Exchange Agreement among Mr. Mot, NGH and New Generation Plastic, Inc. (now named Plastinum), Mr. Mot had the right to cause either NGH or Plastinum to file in Delaware a Certificate of Designations for the Preferred Stock in the form attached as an exhibit to the Debt Conversion Agreement upon conversion of his convertible debt into Preferred Stock of either entity. The December 7, 2005 Debt Exchange Agreement (with the form of Preferred Stock terms attached as an exhibit) was filed as an Exhibit to the NGH Form 10-KSB for the year ended December 31, 2004 that was filed on December 7, 2005. The Certificate of Designations that was ultimately filed in Delaware upon Mr. Mot's election to convert his debt into NGH Preferred Stock was filed as an Exhibit to the NGH Form 8-K filed on July 12, 2006 and contained the same conversion terms as the form of Preferred Stock terms that was attached to the December 7, 2005 Debt Conversion Agreement. For your convenience, we have attached copies of both of these (which are already on file publicly) to this response letter.

After further review, NGH has concluded the convertible note agreement with Mr. Mot should be classified as conventional convertible debt as described in EITF 05-021  and the embedded beneficial conversion feature as permanent equity in accordance with EITF 98-5 and EITF 00-27. Our conclusion that the convertible note is conventional convertible debt is based on the fact that, by its terms, the note is convertible into a fixed number of common shares (debt converts to preferred at a set rate of $1.507 and the preferred converts into common at a set rate of 73 shares of common for each share of preferred).

We shall restate NGH’s December 31, 2005, as well as applicable interim, financial statements.

In addition, on behalf of NGH, we shall file SEC Form 8-K under item 4.02 disclosing the non-reliance on the previously issued financial statements.

Comment 2

We propose to amend Note J to read as follows:

NOTE J - WARRANT AND DERIVATIVE LIABILITIES

As disclosed in Note C, we do not have sufficient authorized common shares available to enable the exercise of outstanding options and warrants. Any increase in authorized shares is subject to shareholder approval. As a result, NGH cannot be assured that there will be adequate authorized shares to settle all contractual obligations under the option and warrant agreements outstanding.

1 EITF 05-2, paragraph 8

Accordingly, in accordance with the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock" NGH has reviewed all instruments previously recorded as permanent equity under EITF 00-19. As of August 30, 2005, the initial date on which we had insufficient shares to settle all contractual obligations under option and warrant agreements outstanding, a $735,200 fair value of instruments previously recorded as permanent equity was recorded as a liability based upon fair values computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 146% (3) risk-free interest rate of 4% and (4) expected life and exercise prices consistent with each individual instrument.

Additionally, during October through December 2005, the $1,770,382 fair value of instruments previously recorded as permanent equity was recorded as a liability based upon fair values computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 146% (3) risk-free interest rate of 4.4% and (4) expected life and exercise prices consistent with each individual instrument. The fair values of new instruments issued during this period have been classified as liabilities as of the date of issue. This amount aggregated $1,770,383 computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 146% (3) risk-free interest rate of 4.4% and (4) expected life and exercise prices consistent with each individual instrument.

At December 31, 2005 the fair value of each instrument was again computed under a Black Scholes model with the following assumptions: (1) dividend yield of 0% (2) expected volatility of 146% (3) risk-free interest rate of approximately 4% and (4) expected life and exercise prices consistent with each individual instrument. These calculations resulted in an aggregate value of derivative instruments of approximately $5,199,000. As a result, for the year ended December 31, 2005 the Company recorded approximately $923,000 as a charge to Change in value of Warrant Liability.

Accounting For Employee Stock Option Arrangements

NGH acknowledges it has accounted for stock options in accordance with SFAS 123. As required by EITF 00-19, NGH reassesses all its contracts should an event occur that would cause the contracts to be reclassified from equity to liabilities. As described above, NGH believes the inability to settle the contracts as a result of not having sufficient authorized and unissued shares requires a reassessment of the accounting for the contracts and a reclassification from permanent equity to a liability. Paragraph A231 of FAS 123R indicates that “A freestanding financial instrument ceases to be subject to this Statement and becomes subject to the recognition and measurement requirements of Statement 150 or other applicable GAAP when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity (that is, no longer dependent on providing service)”. The rights conveyed by Mr. Mot’s options and fully vested and nonforfeitable, and are not dependent on continuing employment. Therefore, we have accounted for these options pursuant to EITF 00-19 and have classified that as a liability due to the lack of available shares to enable the exercise of the options.

We advise the Staff that our option and warrant arrangements do not have any provisions which require us to settle the awards in cash and there are no provisions that address a circumstance where we do not have sufficient shares authorized.

NGH believes its accounting for contracts with employees is reasonable and in accordance with generally accepted accounting principles.

Comment 3

Subject to concurrence from the SEC’s Office of Corporate Finance, we shall revise the financial statements and disclosures to comply with the above referenced comments.

Comment 4

After further review, we have concluded that, for expenses that are not wholly allocated to Plastinum, seventy-five percent of substantially all remaining general and administrative functions, including Mr. Mot’s compensation should be included in Plastinum’s operations and reported in their financial statements. We are attaching supplemental schedules showing the allocation of expenses to Plastinum for 2004, 2005 and the six months ended June 30, 2006

We shall restate the Plastinum December 31, 2005, as well as applicable interim, financial statements in our amended filings.

In addition, on behalf of Plastinum, we shall file SEC Form 8-K under item 4.02 disclosing the non-reliance on the previously issued financial statements.

Comment 5

NGH shall account for the exchange of debt for NGH’s common stock as a capital transaction4 . Should the fair value of the Common Stock issued in exchange for the debt exceed the principal balance and accrued interest, NGH shall record a charge to operations.

Comment 6

As described in our response to Comment 4, we will restate the Plastinum financial statements to allocate seventy-five percent of all general and administrative functions not wholly allocated to Plastinum, including the consulting services described in Note C in Plastinum’s operations and reported in their financial statements.

4 SEC Rule S-X, rule 1-02 (u)

Comment 7

Subject to concurrence from the SEC’s Office of Corporate Finance, we shall revise the financial statements and disclosures to comply with the above referenced comments.

* * *

On behalf of NGH and Plastinum (the “Companies”), we acknowledge that:

1) The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to their filings; and

3) The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer
Alan C. Ederer, Esq.

NG Holdings
Expense allocation to NGP
Year ended December 31, 2006
Revised Allocation Q2 06

			6 months
	Total	Allocation %	NGP Allocation	Q1 Alocation	Q2 Allocation	NGH Expense

Consultant - Mot	162,000.00	75%	121,500.00	60,750.00	60,750.00	40,500.00
Consultant AKP	-	75%	-	-	-	-

G & A Expenses:
Bank Charges	-	75%	-	-	-	-
Rent NY	5,242.56	0%	-	-	-	5,242.56
Rent Geneva	6,488.86	100%	6,488.86	3,128.86	3,360.00	-
Consulting Plastics	84,776.62	100%	84,776.62	37,776.62	47,000.00	-
G & A Plastics	-	100%	-	-	-	-
RCS, CPA	13,994.21	50%	6,997.11	4,035.39	2,961.72	6,997.11
Patent	18,010.48	100%	18,010.48	-	18,010.48	-
T & E - Plastics	8,128.44	100%	8,128.44	-	8,128.44	-
Transfer Agent	7,208.93	75%	5,406.70	-	5,406.70	1,802.23
J Mot Expenses	-	0%	-	-	-	-
Consulting - Holdings	-	0%	-	-	-	-
T & E	49,177.20	75%	36,882.90	5,589.41	31,293.49	12,294.30
Insurance	6,124.39	75%	4,593.29	-	4,593.29	1,531.10
Other G & A	61,800.26	75%	46,350.20	-	46,350.20	15,450.07
Director	22,054.07	75%	16,540.55	-	16,540.55	5,513.52

Total G & A	283,006.02		234,175.14	50,530.28	183,644.86	48,830.88

Product Development	252,589.46	100%	252,589.46	19,795.67	232,793.79	-

Professional	165,113.79	75%	123,835.34	52,427.87	71,407.47	41,278.45

Interest and Finance	1,568,660.00	0%	-	-		1,568,660.00

Loss	705,950.73		(732,099.95)	(183,503.82)	(548,596.12)	1,438,050.68

NG Holdings
Expense allocation to NGP
Year ended December 31, 2005
Revised Allocations

	Total	Allocation %	NGP Allocation	NGH Allocation

Consultant - Mot	324,000.00	75%	243,000.00	81,000.00
Consultant AKP	4,000.00	75%	3,000.00	1,000.00

G & A Expenses:
Bank Charges	1,546.40	75%	1,159.80	386.60
Rent NY	5,846.64	0%	-	5,846.64
Rent Geneva	13,070.37	100%	13,070.37	-
Consulting Plastics	161,600.00	100%	161,600.00	-
G & A Plastics	7,140.57	100%	7,140.57	-
Patent - Plastics	10,964.77	100%	10,964.77	-
P/R - Plastics	10,886.59	100%	10,886.59	-
R & D - Plastics	8,079.87	100%	8,079.87	-
Transfer Agent	6,498.69	75%	4,874.02	1,624.67
J Mot Expenses	0.01	0%	-	0.01
Consulting - Holdings	1,396,122.30	75%	1,047,091.73	349,030.58
T & E	67,816.55	75%	50,862.41	16,954.14
Insurance	2,867.65	75%	2,150.74	716.91
Other G & A	12,229.51	75%	9,172.13	3,057.38
Director	53,413.04	75%	40,059.78	13,353.26

Total G & A	1,758,082.96		1,367,112.78	390,970.19

Product Development	707,407.17	100%	707,407.17	-

Professional	269,086.06	75%	201,814.55	67,271.52

Interest and Finance	1,680,981.00	0%	-	1,680,981.00

Loss	(4,743,557.19)		(2,522,334.49)	(2,221,222.70)

NG Holdings
Expense allocation to NGP
Year ended December 31, 2004
Revised Allocation

	Total	Allocation %	NGP Allocation	NGP Amort	NGP Total	NGH Allocation

Consultant - Mot	324,000.00	75%	243,000.00		243,000.00	81,000.00
Consultant AKP	4,000.00	75%	3,000.00		3,000.00	1,000.00

G & A Expenses:
Bank Charges	618.80	75%	464.10		464.10	154.70
Rent NY	2,231.02	0%	-		-	2,231.02
Rent Geneva	9,600.00	100%	9,600.00		9,600.00	-
Computer Expense	2,806.33	75%	2,104.75		2,104.75	701.58
T & E	39,174.95	75%	29,381.21		29,381.21	9,793.74
Insurance	2,675.47	75%	2,006.60		2,006.60	668.87
Other G & A	62,846.10	75%	47,134.58		47,134.58	15,711.53
Director	3,709.80	75%	2,782.35		2,782.35	927.45

Total G & A	123,662.47		93,473.59		93,473.59	30,188.88

Product Development	179,117.65	100%	179,117.65		179,117.65	-

Professional	(40,219.62)	75%	(30,164.72)		(30,164.72)	(10,054.91)

Amortization	30,210.00		30,210.00		30,210.00	-

Loss	(620,770.50)		(518,636.52)	-	(518,636.52)	(102,133.98)